Exhibit 99.6

NICE Actimize Positioned as a Luminary in Advanced Technology and Breadth
of Functionality in Celent’s 2023 AML Transaction Monitoring Report

The report also honored NICE Actimize with XCelent Awards for “Breadth of Functionality”
and “Customer Base and Support” strengths

Hoboken, N.J., July 24, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been recognized with multiple honors by Celent, a division of Oliver Wyman, Inc., in its recently released report, “Financial Crime Compliance Technology: AML Transaction Monitoring Edition—2023 XCelent Awards, Powered by VendorMatch”. Designated a Luminary in the report’s Technology Capabilities Matrix, NICE Actimize also received two XCelent awards, including the firm's "XCelent Breadth of Functionality” and the “XCelent Customer Base and Support” awards. To download a complimentary excerpt of this report, please click here.

According to the report, NICE Actimize’s leading differentiators for its anti-money laundering transaction monitoring solution are its AI-based predictive scoring; its regulatory reporting support for multiple jurisdictions; and support for cloud-based deployment. The Celent report also stated that NICE Actimize’s “coolest feature” was how it “integrates data from multiple Actimize solutions to support investigations within case management.”

The report also noted, “Actimize leverages artificial intelligence (AI) in a variety of ways. Supervised learning is used to score and prioritize alerts and to detect anomalies. Unsupervised learning is used for entity resolution and for entity segmentation using clustering.” Additionally, the report summarized, “The solution includes notebooks-based AI workflows to support these capabilities as well as tuning...the solution comes with more than 280 pre-defined rules, including specific rules for retail and correspondent banking, securities, insurance, and other lines of business. Actimize also provides several ‘security blanket’ rules for detecting anomalies.”

"NICE Actimize’s AML transaction monitoring system is a comprehensive solution with strong behavior detection, case management and reporting capabilities," said Neil Katkov, PhD, Risk Director and author of the Celent report. "The solution’s advanced analytics and data enrichment capabilities were also key to our assessment of the offering, leading it to win the XCelent Award for Breadth of Functionality. And its global scope and customer support capabilities were responsible for its achievement of our XCelent Award for Customer Base and Support.”

“NICE Actimize takes an entity-centric approach with our anti-money laundering solutions, ensuring they maximize efficacy and accuracy, as well as providing confidence in regulatory compliance to our customers,” said Craig Costigan, CEO, NICE Actimize. "We do this through continuous innovation and evolution, breaking ground by delivering advances in AI and machine learning to help our customers better detect, mitigate and report financial crime.”

Costigan concluded, “Our ongoing investments are sharply focused on next generation technologies including such disruptors as Generative AI to further improve detection and investigations.”

For more information on “A Proven Method for Accelerating AML Effectiveness — Entity-Centric AML,” please click here. To learn more about NICE Actimize’s Anti-Money Laundering solutions portfolio, please access further details here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.